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                                                                  April 14, 2005

VIA HAND DELIVERY

Mr. Nathan Cheney
Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0510
Washington, DC  20549-0404

       Re:    Builders FirstSource, Inc.
              Amendment No. 1 to the Registration Statement on Form S-1, submitted April 5,2005
              SEC File No. 333-122788

Dear Mr. Cheney:

         As discussed on our call yesterday morning, on behalf of our client Builders FirstSource, Inc. (the "Company"), enclosed for the supplemental review of the Staff are five (5) copies of certain information to clarify the responses in our letter to you dated April 5, 2005.

         Should you have any questions, please call the undersigned at (302) 651-3180. Facsimile transmissions may be made to the undersigned at (302) 651-3001.

                                                       Very truly yours,

                                                       /s/ Allison L. Amorison
                                                       -----------------------
                                                       Allison L. Amorison


cc:      Jennifer Hardy
         Matt Franker
         Ryan Rohn
         Donald F. McAleenan